Exhibit 99.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2021 of Sandstorm Gold Ltd. of our report dated February 17, 2022, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.2 incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Amendment No. 1 to the Registration Statement No. 333-237619 on Form F-10 of Sandstorm Gold Ltd. of our report dated February 17, 2022 referred to above. We also consent to the reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form included in Exhibit 99.1 incorporated by reference in this Annual Report on Form 40-F, which is also incorporated by reference in such Registration Statement.

Date: March 31, 2022	/s/ PricewaterhouseCoopers LLP
Chartered Professional Accountants
Vancouver, Canada